Exhibit B
to
World Tree COP USA, LLC
Regulation Crowdfunding Offering Statement

OPERATING and MANAGEMENT AGREEMENT OF WORLD TREE COP USA, LLC

THE UNITS REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND THE TRANSFERABILITY OF SUCH UNITS IS RESTRICTED. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, GIFTED, TRANSFERRED OR OTHERWISE DISPOSED, NOR WILL THE VENDEE, ASSIGNEE, BENEFICIARY, OR TRANSFEREE BE RECOGNIZED AS HAVING ACQUIRED SUCH UNITS FOR ANY PURPOSES, UNLESS (A) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH UNITS SHALL THEN BE IN EFFECT AND SUCH HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES LAWS, OR (B) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL FOR THE COMPANY.

THE UNITS REPRESENTED BY THIS DOCUMENT ARE FURTHER SUBJECT TO FURTHER RESTRICTION AS TO THEIR SALE, TRANSFER, HYPOTHECATION, OR ASSIGNMENT AS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY AND AGREED TO BY EACH MEMBER OF THE COMPANY.

TABLE OF CONTENTS

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OPERATING and MANAGEMENT AGREEMENT
OF
WORLD TREE COP USA, LLC

This **OPERATING AND MANAGEMENT AGREEMENT** (the "Agreement") of World Tree COP USA, LLC (the "Company") is entered into and is effective as of April 10, 2018 (the "Effective Date"), by and between WORLD TREE TECHNOLOGIES, INC., a Nevada corporation ("World Tree Tech" and collectively with such other members as may be admitted from time to time, the "Members"), and WORLD TREE TECH, in its capacity as manager of the Company (the "Manager" and collectively with such other managers as may be appointed from time to time, the "Managers"). This Agreement supersedes in its entirety any and all previous operating agreements and management agreements of the Company.

WHEREAS: World Tree Tech is currently the sole Manager of the Company; and

WHEREAS: The Company is admitting Series A Unit Holders (as defined herein) as participants in the Company's Carbon Offset Program; and

WHEREAS: The Manager, the Members and the Series A Unit Holders wish to set out the terms and conditions by which the Company will be operated and managed.

NOW, THEREFORE: For the consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the sum and sufficiency of which is hereby acknowledged, the Members and the Manager hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. Appendix 1 hereof sets forth the definitions of certain terms relating to the maintenance of capital accounts and accounting rules. In addition, the following terms used in this Agreement shall have the following meanings:

"Act" means the Chapter 86 of Nevada Revised Statutes as amended from time to time (or any corresponding provisions of succeeding law), and all references to specific sections thereof shall include any amended or successor provisions thereto.

"Affiliate" means (a) any Person directly or indirectly controlling, controlled by, or under common control with another Person, and (b) with respect to any natural person, the spouse, parents, siblings and descendants (natural and adopted) of such natural person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Agreed Value" means an amount calculated by *first* determining the amount that would be received by the Member or Unit Holder whose Units are subject to the determination of value hereof assuming (a) all Company assets, including its intangible assets, were sold for cash equal to their gross fair market value, (b) all Company liabilities were satisfied to the extent required by their terms, and (c) the net assets of the Company were distributed to all Members and Unit Holders pursuant to Section 12.2; provided, that such amount shall not take into account, or be reduced by, discounts for (i) lack of marketability, and (ii) lack of control. For purposes of this definition only, the gross fair market value of any Company asset shall be the value mutually determined by (i) the transferor and transferee or (ii) if they cannot so agree, by an

independent appraiser mutually selected by the transferor and transferee, or
(iii) if the transferor and transferee cannot agree on an appraiser, then each party shall select an appraiser, those two appraisers shall select a third appraiser, and such third appraiser shall determine the gross fair market value. The independent appraiser determining the gross fair market value of any Company asset shall have at least ten (10) years of experience in valuing businesses comparable to the business then conducted by the Company. For purposes of clarification, because the Agreed Value of a Member's or Unit Holder's Units takes into consideration the Contribution Account and Capital Account applicable to such Units, the Agreed Value per Unit for one Member or Unit Holder may not necessarily be the same as the Agreed Value for another Member or Unit Holder.

"Assumed Tax Rate" is defined in Section 5.2(b).

"Authorized Individuals" is defined in Section 13.5(b)

"Business Day" means any day other than a Saturday or Sunday or any other day on which banks in Nevada are permitted or required by applicable law to be closed.

 "Manager" means the Company's Manager, which board is initially comprised of one (1) Manager – World Tree Tech. Each Manager will serve on the Manager.

"Capital Account" is defined in Section A1 of Appendix 1.

"Capital Contribution" means any contribution to the capital of the Company whenever made.

"Claims" is defined in Section 8.3(a).

 "Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"Company" is defined in the Recitals.

"Company Income Account" is defined in Section 5.2(b).

"Confidential Information" is defined in Section 7.11.

"Contribution Account" of any Member or Unit Holder means, at any given time, an amount, if any, equal to (a) the aggregate contributions of cash and the net fair market value of property of such Member or Unit Holder as of such date to the capital of the Company, minus (b) the aggregate distributions previously distributed to such Member or Unit Holder as of such date. The initial Contribution Account balances of the Class B Members and Class B Unit Holders is set forth on Exhibit A to this Agreement.

"Covered Person" means (a) a Member, a Unit Holder, a Manager, an Officer, and an Affiliate of a Member, a Unit Holder, a Manager, or an Officer and (b) directly or indirectly, the respective officers, directors, equity holders, partners, members, managers, trustees, beneficiaries, employees, representatives, or agents of a Member, a Unit Holder, a Manager, an Officer, or an Affiliate of a Member, a Unit Holder, a Manager, or an Officer.

"Damages" is defined in Section 8.3(a).

 "Default Interest Rate" means (a) the rate per annum equal to the prime rate of interest as quoted in the Money Rates section of The Wall Street Journal, plus (b) 2%; provided, that such rate shall not exceed the maximum rate permitted by applicable law.

"Defaulting Member" is defined in Section 9.3(d).

"Depreciation" is defined in Section A1 of Appendix 1.

"Disabling Conduct" means a violation of this Agreement after notice and an opportunity to cure.

"Disposing Member" is defined in Section 11.8(b).

"Disposition Notice" is defined in Section 11.8(b).

"Dispute" is defined in Section 13.5(a).

"Disputing Party" is defined in Section 13.5(b).

"Dissolution Notice" is defined in Section 11.7(b).

"Effective Date" is defined in the introductory paragraph.

"Exit Transaction" is defined in Section 11.11(a).

"Fiscal Year" means the Company's taxable year, which shall be a calendar year except as otherwise required by law.

"Initial Member" means World Tree Tech.

"Initiating Party" is defined in Section 13.5(b).

"Lien" means any mortgage, lien (statutory or otherwise), security interest, charge, adverse right, interest or claim, pledge, license, option, conditional sales contract, assessment, levy, hypothecation, restriction, title defect, right of refusal, or encumbrance.

"Losses" is defined in Section A1 of Appendix 1.

"Majority-In-Interest of the Members" means the written consent of those Members collectively holding at least fifty-one percent (51%) of the aggregate number of outstanding Voting Units held by all Members. (For purposes of clarification, (a) Voting Units held by Withdrawn Members or Unit Holders and (b) Non-Voting Units will not be included in the calculation of the aggregate number of outstanding Voting Units held by the Members.)

"Manager" means the initial Manager set forth on the signature page hereto or any other Person who becomes a Manager in accordance with this Agreement.

"Member" means (a) the Initial Members until such time, if any, that any such Person becomes a Withdrawn Member, (b) any Person acquiring Units directly from the Company in accordance with this Agreement until such time, if any, that any such Person becomes a Withdrawn Member, and (c) any Person who acquires Units in the Company in a Permitted Transfer and who is deemed, or is admitted as, a Substitute Member until such time, if any, that such Person becomes a Withdrawn Member.

"Member Assessment" is defined in Section 9.3(d).

"Net Available Cash Flow" means, with respect to any period, the Company's gross cash receipts derived from any source whatsoever, reduced by the portion thereof used to pay or establish reasonable reserves for all Company expenses, debt payments and accrued interest (including principal and interest payments on loans made to the Company by non-Members and by the Members), contingencies, and proposed acquisitions, as reasonably determined by a Majority-In-Interest of the Members. "Net Available Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances.

"Non-Disposing Member" is defined in Section 11.8(b).

"Non-Voting Unit" means a Unit of the Company which does not entitle the Member holding such Unit to have (with respect to such Unit) any right to vote on any matter reserved for the Members' approval or consent in this Agreement or under the Act. A Member holding only Non-Voting Units shall not have any right to vote on any matter reserved for the Members' approval or consent in this Agreement or under the Act.

"Notice Period" is defined in Section 11.8(b).

"Officer" is defined in Section 4.8.

"Participant Member" is defined in Section 11.11(b).

"Percentage Interest" means, at any particular time, the percentage interest of each Member or Unit Holder of the Company, and is determined with respect to a particular Member or Unit Holder at any particular time by dividing the number of Units owned by such Member or Unit Holder by the aggregate number of outstanding Units in the series or sub-series. The Percentage Interest of any Holder of any Series A Units is a percentage interest in the particular Project underlying such Holder's sub-series of Series A Units only.

"Permitted Transfer" means a transfer as defined in Section 11.2.

"Person" means any individual, firm, corporation, partnership, limited liability company, trust, estate, association or other legal entity.

"Procedure" is defined in Section 13.5(a).

"Proceeding" is defined in Section 8.3(a).

"Profits" means the profits of the Company as defined in Section A1 of Appendix 1.

"Project" shall mean a particular crop of Empress Splendor Trees purchased, grown and harvested utilizing funds raised through the issuance of one particular sub-series of Series A Units.

"Purchase Option" is defined in Section 10.4(b).

"Purchase Option Notice" is defined in Section 10.4(c).

"Regulations" means the regulations issued by the Treasury Department under the Code.

"Responding Party" is defined in Section 13.5(b).

"Securities Act" is the U.S. Securities Act of 1933

"Series A Member" means a Member holding Series A Units.

"Series A Percentage Interest" means, at any particular time, the percentage interest of each holder of a sub-series of Series A Units determined by dividing (a) the number of Series A Units owned by such Series A Member, by (b) the aggregate number of outstanding Series A Units in such Holder's particular sub-series.

"Series A Unit" means a Company Non-Voting Unit designated as such, which Series A Unit shall have the rights described herein and otherwise governed by the terms and conditions of this Agreement. Series A Units may be issued in sub-series, for example, the Series A 2018 COP Units. Each sub-series of Series A Units shall have rights to a percentage revenue from a particular Project, and no two sub-series of Series A Units shall have rights with respect to the same Project.

"Series B Member" means a Member holding Series B Units.

"Series B Percentage Interest" means, at any particular time, the percentage interest of each holder of a Series B Unit determined by dividing (a) the number of Series B Units owned by such Series B Member, by (b) the aggregate number of outstanding Series B Units.

ARTICLE II
FORMATION OF THE LIMITED LIABILITY COMPANY

General. The Company is a limited liability company formed in Nevada, USA on June 3, 2015. The Manager shall execute and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be necessary or appropriate to comply with the requirements of the Act relating to the operation and maintenance of the Company in accordance with the Act and the terms of this Agreement.

2.1   Name. The name of the Company is "World Tree COP USA, LLC" and the business of the Company shall be carried on in this name with such variations and changes as the Manager deems necessary or appropriate to comply with requirements of the jurisdictions in which the Company's operations shall be conducted.

2.2   Purposes and Powers. The business purpose of the Company shall be to transact any lawful business as may be authorized under the Act. Without limiting the foregoing, the Company shall initially be engaged in the business of (a) reducing the carbon footprint through a carbon offset program involving investment in Empress Splendor trees, and (b) any and all activities related or incidental to the foregoing.

2.3   Known Place of Business. The known place of business shall be located at such location as identified by the Manager from time to time. The Manager shall be authorized to change the location of the known place of business of the Company; provided, however, that such change is authorized under the Act and the Manager provides written notice of such change to all of the Members.

2.4   Statutory Agent. The statutory agent for service of process on the Company in the State of Nevada is Maupin Cox Legoy, 4785 Caughlin Parkway, Reno, Nevada 89519.

2.5   Term. The term of the Company commenced on June 3, 2015, and shall not expire except in accordance with the provisions of Article XI hereof or in accordance with the Act.

2.6   Company Classification. The Members intend that the Company always be operated in a manner consistent with its treatment as a "partnership" for federal and state income tax purposes. The Members also intend that the Company not be operated or treated as a "partnership" for purposes of Section 303 of Title 11 of the United States Code (relating to bankruptcy). Neither the Managers nor the Members may take any action inconsistent with the express intent of the parties hereto. The Company is not a "partnership" for purposes of any state law partnership act or limited partnership act and the Members are not partners for purposes of such acts.


ARTICLE III
MEMBERSHIPS


3.1   <u>Capital Contributions</u>. The Company has one Series B Member, World Tree Tech, which is also the Initial Member and Manager of the Company. In exchange for its capital contributions and efforts in establishing the Company, the Manager holds all Series B Units and is the Company's sole Series B Member. If the Manager determines that (i) the Company requires contributions to capital in order to pay when due the obligations and expenses of the Company or otherwise to accomplish the Company's purposes, and (ii) such capital needs cannot be satisfied pursuant to the day-to-day business operations of the Company, then the Manager may (but is not required to) seek to satisfy such capital needs as follows:

(a)   <u>P</u>ursuant to loans from third party lenders; provided, that (i) the Manager, in its sole discretion, may accept or reject any such loans, (ii) no Member, Manager or Affiliate of any Member or Manager shall be required to provide a guarantee or other form of credit support for any such loans, and (iii) the Manager may, in its sole discretion, elect to provide a guarantee or other form of credit support; or

(b)   Pursuant to additional Capital Contributions from the Manager or other Series B Members (if any); provided, that neither the Manager nor any other Series B Member will be required to make Capital Contributions.

(c)   Fourth, pursuant to the sale and issuance of additional Series B Units to third parties; provided, that the consent of a Majority-In-Interest of the Members shall be required before the Company issues and sells any additional Series B Units to any third party.

3.2   <u>Series B Members</u>. Series B Members are holders of Series B Units. Series B Units are the only Voting Units of the Company. There are a total of Ten Thousand (10,000) outstanding Series B Units, and all outstanding Voting Units of the Company are held by the Manager.

3.3   <u>Return of Capital</u>. Except as otherwise provided in this Agreement, no Class B Member or Class B Unit Holder shall be entitled to the return of such Member's or Unit Holder's Capital Contributions to the Company. The Manager shall have no personal liability for the repayment of any such Capital Contributions.

3.4   Third Party Rights. Nothing contained in this Agreement is intended or will be deemed to benefit any creditor of the Company, nor will any creditor of the Company be entitled to require the Manager to solicit or demand Capital Contributions from any Member.

3.5   Series A Members.

(a)   Series A Members are holders of Series A Units. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular Project. Each Project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same Project.

ARTICLE IV
MANAGEMENT

4.1   Management by the Manager. Except as otherwise specifically set forth in this Agreement or required under the Act, the Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company and to make all decisions regarding such matters and to perform any and all other acts or activities customary or incidental to the management of the Company; provided, that the Manager may, in its sole and absolute discretion, delegate to one or more officers, in writing, certain authority, power, and discretion (which authority, power and discretion may, at any time, be revoked by the Manager, in its sole and absolute discretion).

4.2   Prohibited Acts. The Manager shall not have authority to knowingly perform any act that contravenes the provisions of this Agreement or the Act.

4.3   Reliance Upon Actions by the Manager. Any Person dealing with the Company may rely without any duty of inquiry upon any action taken by the Manager on behalf of the Company. Any and all deeds, bills of sale, assignments, mortgages, deeds of trust, security agreements, promissory notes, leases, and other contracts, agreements or instruments executed by the Manager on behalf of the Company shall be binding upon the Company, and all Members agree that a copy of this provision may be shown to the appropriate parties in order to confirm the same. Without limiting the generality of the foregoing, any Person dealing with the Company may rely upon a certificate or written statement signed by the Manager as to:

(a)   The identity of the Manager or any Member;

(b)   The existence or nonexistence of any fact or facts that constitute a condition precedent to acts by the Manager or that are in any other manner germane to the affairs of the Company;

(c)   The Persons who are authorized to execute and deliver any instrument or documents on behalf of the Company; or

(d)   Any act or failure to act by the Company on any other matter whatsoever involving the Company or any Member.

4.4   Manager Tenure, Qualifications and Manner of Acting.

(a)   The Manager shall act in the capacity as Manager of the Company pursuant to (i) the terms of this Agreement; and (ii) the terms of any agreements with the Series A Members and Series A Unit Holders, until the earlier of its resignation or removal.

(b)   The Manager shall not be required to be a resident of the State of Nevada.

4.5   Resignation. The Manager may resign at any time by delivering written notice to all Members. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Such resignation shall not affect the Manager's rights and liabilities as a Member, if applicable.

4.6   Vacancies. If a vacancy occurs for any reason in the office of Manager, a replacement Officer to fill that vacancy shall be elected by a Majority-In-Interest of the Members.

4.7   Expenses. The Manager shall be reimbursed for its expenses incurred on behalf of the Company.

4.8   Officers. The Manager, in the Manager's sole and absolute discretion, may appoint any officer of the Company (each an "Officer"), which Officer may, under supervision of the Manager, perform any acts or services for the Company as the Manager may approve, and for the term as the Manager may designate at any time or from time to time. Any Officer appointed by the Manager (if any) may be removed at any time, with or without cause, by the Manager, subject only to the rights of such Officer set forth in a separate written agreement with the Company.

4.9   Conflict of Interest.

(a)   The Members understand and acknowledge that (i) the Manager presently acts as the manager of other similar investment vehicles (*including, for example, but not limited to* World Tree COP 2015 LP and World Tree COP 2016), and (ii) the Manager may in the future engage in other investment structures on the same or similar terms as the Company. Accordingly, certain conflicts may arise from time to time in the management of the Company, and other carbon offset programs managed by the Manager.

There is no independent committee or other persons representing the Members in situations involving conflicts of interest. Accordingly, the Members are relying on the Manager to resolve any such material conflicts of interests, which resolutions might have been materially different had the interests of Members been represented by independent persons in such circumstances.

The Members expressly waive any conflicts of interests, and agree that no Manager or Officer will be deemed to have breached any fiduciary or other duty to the Members as a result of, due to, or because of such Manager's or Officer's actions in connection with such Manager's or Officer's management of and/or participation in other programs or any other investment vehicles, notwithstanding the fact that such other programs or investment vehicles may be part of a carbon offset program, or otherwise compete with the Company.

ARTICLE V
PAYMENTS AND DISTRIBUTIONS

5.1   Distributions. Except as provided in Section 5.2, in connection with a Tax Distribution, and Article XII, in connection with the dissolution of the Company, distributions shall be made as soon as practicable after the conclusion of every Project as follows:

(a)   Fifty Percent (50%) of the net Profits, if any, received by the Company from any Project, to the Series A Members, holding the sub-series of Series A Units underlying such Project, in proportion to such Person's Series A Percentage Interest; and

(b)   Fifty Percent (50%) to the Series B Members, to each Series B Member in proportion to such Person's Series B Percentage Interest.

5.2   Tax Distribution.

(a)   Making a Tax Distribution. To the extent of Net Available Cash Flow and subject to any restrictions on the Company imposed by any third party lenders, the Manager will make quarterly distributions to each of the Series B Members in an amount intended to enable each such Series B Member to discharge such Member's United States federal, state and local tax liabilities (including estimated income tax liabilities and net investment income tax liabilities) arising from allocations of Profits, Losses, income, gain, loss, expense, deduction and credit of the Company to such Member for which such an allocation is required (a "Tax Distribution").

(b)   Amount of Tax Distribution. The Tax Distribution shall be calculated as the product of (i) the Company Income Amount (defined below) for the applicable quarterly period, *multiplied by* (ii) the Assumed Tax Rate (defined below). For these purposes, the "Company Income Amount" shall be an amount, if positive, equal to (x) the net taxable income of the Company allocable to the Series B Members for such period, *minus* (y) any net taxable loss of the Company allocable to such Members for any prior periods to the extent such losses were not previously taken into account for purposes of this Section 5.2(b) to the extent such losses would be available pursuant to the Code to offset income of the Members (or, if applicable, their ultimate beneficial owners) in such applicable period or prior applicable periods. Also for these purposes, the "Assumed Tax Rate" shall mean an effective rate of forty percent (40%); *provided, however,* that the Manager may adjust the Assumed Tax Rate in the Manager's reasonable discretion.

(c)   Limitations on Tax Distributions. The amount to be distributed to a Member as a Tax Distribution in respect of any Fiscal Year shall be computed as if any distributions made pursuant to Section 5.1 during such Fiscal Year were a Tax Distribution in respect of such Fiscal Year.

(d)   Effect of Tax Distributions. Any Tax Distribution made pursuant to this Section 5.2 shall be considered an advance against the next distribution(s) payable to the applicable Member pursuant to Section 5.1 and shall reduce such distribution(s) on a dollar-for-dollar basis. If upon liquidation of the Company, any Member has received more distributions by virtue of this Section 5.2 than such Member otherwise would have been entitled without regard to this Section 5.2 then such Member shall be obligated to contribute to the Company the deficit balance in such Member's Capital Account or such excess distributions, whichever is less.

5.3   Distributions in Liquidation. Following the dissolution of the Company and the commencement of winding up and the liquidation of its assets, distributions to the Members shall be governed by Section 11.2.

5.4   Withheld. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Members for all purposes of this Agreement.

5.5   State Law Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Manager shall not make a distribution to any Member on account of its Units if such distribution would violate the Act or other applicable law.

5.6   Liability For Repayment of Distributions. The Members acknowledge and agree that pursuant to Section 86.343 of the Act, a member of a limited liability company who receives a distribution from a limited liability company in violation of Section 86.343 of the Act is liable for a period of three years following such distribution to return the distribution to the limited liability company or in the event of the Company's dissolution or insolvency, to the Company's creditors, for the amount of the distribution. The Manager does not intend to make any distribution to the Members if any such distribution would be required to be returned by the Members in accordance with the foregoing.   However, there may be circumstances in which claims of creditors may have been unanticipated or the extent of such claims may have been difficult to calculate and, accordingly, the Members are aware that there may be circumstances in which distributions to Members from the Company may be required to be repaid to the Company.

5.7   Compensation. Certain Members may perform services on behalf of the Company pursuant to a consulting agreement entered into between the Company and such Member. In such instances, the Manager, in its sole and absolute discretion, shall determine on behalf of the Company the consideration to be paid to such Member, and whether such consulting agreement should be modified, extended or terminated. Notwithstanding anything in this Agreement to the contrary, any consideration paid pursuant to such consulting agreement shall be treated as a guaranteed payment, within the meaning of Code Sec. 707(c), paid to such Member from the Company and not as a distribution. Any such guaranteed payment shall be made irrespective of any distributions of Net Available Cash Flow, and any allocations of Profits and Losses provided for elsewhere in this Agreement to such Member.

5.8   Inclusion of Unit Holder. Except as otherwise provided herein, and except for voting purposes, the term "Member" for purposes of this Article V shall include a Unit Holder.

ARTICLE VI
ALLOCATION OF PROFITS AND LOSSES

6.1   Allocations of Profits and Losses.

(a)   Profit Allocations. After making any special allocations required under Appendix 1, Profits for each Fiscal Year (and each item of income and gain entering into the computation thereof) shall be allocated among the Members (and credited to their respective Capital Accounts) in the following order and priority:

(i)   First, to the Members, pro rata in accordance with the amount of Losses being offset, until the cumulative Profits allocated pursuant to this Section 6.1(a)(i) are equal to the cumulative Losses, if any, previously allocated to the Members pursuant to Section 6.1(b)(iv) for all prior periods;

(ii)   Second, to the Members, pro rata in accordance with the amount of Losses being offset, until the cumulative Profits allocated pursuant to this Section 6.1(a)(ii) are equal to the cumulative Losses, if any, previously allocated to the Members pursuant to Section 6.1(b)(iii) for all prior periods;

(iii)   Third, to the Members, pro rata in accordance with the amount of Losses being offset, until the cumulative Profits allocated pursuant to this Section 6.1(a)(iii) are equal to the cumulative Losses, if any, previously allocated to the Members pursuant to Section 6.1(b)(ii) for all prior periods; and

(iv)   Fourth, as follows, (x) Fifty Percent (50%) pro-rata to all Series A Members (including all holders of all sub-series of Series A Units); and (y) Fifty Percent (50%) to the Series B Members, to each Series B Member in proportion to such Person's Series B Percentage Interest.

(b)   Loss Allocations. After making any special allocations required under Appendix 1, Losses for each Fiscal Year (and each item of loss and deduction entering into the computation thereof) shall be allocated among the Members (and charged to their respective Capital Accounts) in the following order and priority:

(i)   First, to the Members, pro rata in accordance with the amount of Profits being offset, until the cumulative Losses allocated pursuant to this Section 6.1(b)(i) are equal to the cumulative Profits, if any, previously allocated to the Members pursuant to Section 6.1(a)(iv) for all prior periods, in proportion to the Members' respective shares of the Profits being offset;

(ii)   Second, if any, to the Members in accordance with their Contribution Account balances as of the end of the period to which the allocation of Losses under this Section 6.1(b)(ii) relates; and

(iii)   Thereafter, if any, as follows, (x) Fifty Percent (50%) pro-rata to all Series A Members (including all holders of all sub-series of Series A Units); and (y) Fifty Percent (50%) to the Series B Members, to each Series B Member in proportion to such Person's Series B Percentage Interest.

(iv)   Losses allocated in accordance with subparagraphs (i), (ii) and (iii), of this Section 6.1(b) to the Capital Account of any Member shall not exceed the maximum amount of Losses that can be so allocated without creating an Adjusted Capital Account Balance deficit with respect to such Capital Account. This limitation shall be applied individually with respect to each Member in order to permit the allocation pursuant to this Section 6.1(b)(iv) of the maximum amount of Losses permissible under Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in this Section 6.1(b)(iv) shall be allocated solely to those Members that bear the economic risk for such additional Losses within the meaning of Code Section 704(b) and the Regulations thereunder. If it is necessary to allocate Losses under the preceding sentence, the Manager shall, in accordance with the Regulations promulgated under Code Section 704(b), determine those Members that bear the economic risk for such additional Losses.

6.2   Tax Allocations.

(a)   Except as otherwise provided in Section 6.2(b) hereof, for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Members in accordance with the allocation of Profits and Losses prescribed in this Article VI and Appendix 1 hereto.

(b)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value under a method permissible pursuant to, for example, Regulation Sec. 1.704- 3(b), (c) or (d), as selected by the Manager. If the Gross Asset Value of any Company asset is adjusted pursuant to Section A1 of Appendix 1 hereto, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of this Agreement.

(c)   The Members are aware of the income tax consequences of the allocations made by this Article VI and Appendix 1 hereto and hereby agree to be bound by the provisions of this Article VI and Appendix 1 hereto in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

6.3   Knowledge of Tax Consequences. The Members are aware of the income tax consequences of the allocations made by this Article VI and Appendix 1 hereto and hereby agree to be bound by the provisions of this Article VI and Appendix 1 hereto in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

6.4   Transferor - Transferee Allocations. Income, gain, loss, deduction or credit attributable to any Units that have been transferred shall be allocated between the transferor and the transferee under any method allowed under Code Section 706 and the Regulations thereunder as agreed by the transferor and the transferee.

6.5   Inclusion of Unit Holders. Except as otherwise provided herein, and except for voting purposes, the term "Member" for purposes of this Article VI shall include a Unit Holder.

ARTICLE VII
LIABILITIES, RIGHTS AND OBLIGATIONS OF MEMBERS

7.1   Limitation of Liability. Each Member's and Unit Holder's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law. The provisions of this Section 7.1 shall not be deemed to limit in any way the liabilities of any Member to the Company and to the other Members arising from a breach of this Agreement.

7.2   Access to Company Records. Upon the written request of any Member, the Manager shall permit such Member, at a reasonable time to both the Manager and the Member, to inspect and copy, at the Member's expense, the Company's records in accordance with and as further provided in Section 86.241 of the Act.

7.3   Authority to Bind the Company, Management Authority. Unless authorized to do so by this Agreement or by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

7.4   Waiver of Action for Partition. Each Member and Unit Holder irrevocably waives during the term of the Company any right that such Person may otherwise have to maintain any action for partition with respect to Company property or other assets of the Company.

7.5   Cooperation with Tax Matters Partner. Each Member and Unit Holder agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner in connection with the conduct of any proceedings involving the Tax Matters Partner.

7.6   Acknowledgment of Liability for State and Local Taxes. To the extent that the laws of any Taxing Jurisdiction require, each Member and Unit Holder requested to do so by the Manager shall submit an agreement indicating that such Person shall make timely income tax payments to the Taxing Jurisdiction and that such Person accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes, interest, and penalties attributable to such Person's income. If a Member or Unit Holder fails to provide such agreement, the Company may withhold or pay over to such Taxing Jurisdiction the amount of tax, penalty, and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments shall be treated as distributions to the applicable Member or Unit Holder for purposes of Article V.

7.7   Limitation On Bankruptcy Proceedings. No Member, without the consent of a Majority-In-Interest of the Members, shall file or cause to be filed any action in bankruptcy involving the Company.

7.8   Voting Rights. Each Member entitled to vote shall have a vote equal to the number of Voting Units that the Member holds in the Company. A Member holding Non-Voting Units shall not have any voting rights with respect to such Non-Voting Units.

7.9   Voting Procedure. In any circumstances requiring approval or consent by the Members, such approval or consent shall, except as otherwise provided to the contrary in this Agreement, be given or withheld in the sole and absolute discretion of the Members entitled to vote, and conveyed in writing to the Manager not later than ten (10) days after such approval or consent was requested by the Manager in a written notice directed to such Members; provided, however, that the Manager may require a response within a shorter period, but not less than five (5) days after request by the Manager. Failure to respond within the requisite time period shall constitute a vote consistent with the Manager's recommendation with respect to the proposal if any. If the Manager receives the necessary approval or consent of the Members to such action, the Manager shall be authorized to implement such action without further authorization by such Members. Except as otherwise provided, each Member entitled to vote shall have a vote equal to the number of Voting Units that the Member holds in the Company.

7.10   Approval of Actions. The Manager shall convene a meeting of the Members upon the request of any Series B Member. Such meeting shall be held not later than ten (10) days following request therefor, and may be a meeting of all Members, or Class B Members only. Any meeting of Members shall be held at the known place of business of the Company or at such other place as the Class B Members shall agree. Any Member participating in any meeting of Members may attend by means of a conference telephone or similar communication equipment. The Class B Members may approve actions either at meetings of the Members or pursuant to a written consent in lieu of a meeting (which consent shall be signed by Class B Members whose Percentage Interests equal or exceed the minimum Percentage Interests required for approval of such action); provided, that a copy of such written consent in lieu of meeting shall be promptly delivered to any Class B Members who did not sign such consent.

7.11   Confidentiality.

(a)   Each Member hereby acknowledges that, through its involvement with the Company, it will have access to and become aware of Confidential Information, and that the protection of the Confidential Information is necessary to protect and preserve the value of the Company and its business. In such regard, subject to the provisions of Section 7.11(b), each Member hereby covenants that it shall not, without the prior written consent of the Company, use or disclose any Confidential Information for any reason other than in pursuing the business interests of the Company, or engage in, or knowingly refrain from, any action, where such action or inaction may result in (ii) the unauthorized disclosure of any Confidential Information to any Person, or (ii) the unauthorized use of any Confidential Information by any Person.

(b)   A Member shall be permitted to disclose Confidential Information to the extent, but only to the extent, (i) the Company provides its express prior written consent to such disclosure; or (ii) required by law; provided, that prior to making any disclosure of Confidential Information required by law (whether pursuant to a deposition, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand, or other similar process), the Member must notify the Company of the Member's intent to make such disclosure, so that the Company may seek a protective order or other appropriate remedy and may participate with the Member in determining the amount and type of Confidential Information, if any, which must be disclosed in order to comply with applicable law.

(c)   Promptly after a Person ceases to be either a Member of the Company, such Person shall return to the Company any Confidential Information which is in tangible form and which is then in such Person's possession. Each Member further agrees that, at the request of Company, such Member will execute a written statement certifying that the Member has satisfied the requirements of this Section 7.11(c).

(d)   For purposes of this Section 7.11, "Confidential Information" means all information concerning or related to the business, operations, financial condition or prospects of the Company or any of its Affiliates (whether prepared by the Company, its Affiliates, their respective advisors or otherwise, and regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form) that is not known by, or readily available to the public, and shall specifically include (without limitation): (i) information regarding the members, managers, officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of the Company and its Affiliates, in each case whether past, present or prospective; (ii) all software, intellectual property, inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas and know-how of the Company and its Affiliates; and (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company and its Affiliates.

The term "Confidential Information" does not include, with respect to a given Member, information that (A) is or becomes generally available to the public other than as a result of an unauthorized disclosure by such Member; or (B) becomes available to such Member on a non-confidential basis from a source other than the Company or any of its Members, Managers, Officers, consultants, representatives or agents; provided, that such source is not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to, the Company with respect to such information

ARTICLE VIII
LIABILITY, EXCULPATION AND INDEMNIFICATION

8.1   Liability. Except as otherwise provided by the Act or pursuant to any agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

8.2   Exculpation. No Covered Person shall be liable to the Company or any Member for any act or omission taken or suffered by such Covered Person (a) in good faith and (b) in the reasonable belief that such act or omission is in the best interest of the Company and is within the scope of authority granted to such Covered Person by this Agreement; provided, however, that such act or omission does not constitute Disabling Conduct by the Covered Person. A Covered Person may rely in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

8.3   Indemnification.

(a)   The Company shall, to the fullest extent permitted by applicable law, indemnify, hold harmless and release each Covered Person from and against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated ("Claims"), that may accrue to or be incurred by any Covered Person, or in which any Covered Person may become involved, as a party or otherwise, or with which any Covered Person may be threatened, relating to or arising out of the business and affairs of, or activities undertaken in connection with, the Company, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties and counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any investigation, action, suit, arbitration or other proceeding (a "Proceeding"), whether civil or criminal (all of such Claims and amounts covered by this Section 8.3, and all expenses referred to in Section 8.3(b), are referred to as "Damages"), except to the extent that it is ultimately determined that such Damages arose from Disabling Conduct of such Covered Person. The termination of any Proceeding by settlement shall not, of itself, create a presumption that any Damages relating to such settlement arose from Disabling Conduct of any Covered Person. Members shall not be required to personally indemnify any Covered Person.

(b)   Expenses incurred by a Covered Person in defense or settlement of any Claim that may be subject to a right of indemnification hereunder shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to be indemnified hereunder. The right of any Covered Person to the indemnification provided herein shall be cumulative with, and in addition to, any and all rights to which such Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Covered Person's heirs, personal representatives, successors and assigns.

(c)   Promptly after receipt by a Covered Person of notice of the commencement of any Proceeding, such Covered Person shall, if a claim for indemnification in respect thereof is to be made against the Company, give written notice to the Company of the commencement of such Proceeding, provided that the failure of any Covered Person to give notice as provided herein shall not relieve the Company of its obligations under this Section 8.3 except to the extent that the Company is actually prejudiced by such failure to give notice. In case any such Proceeding is brought against a Covered Person (other than a derivative suit in right of the Company), the Company will be entitled to participate in and to assume the defense thereof to the extent that the Company may wish, with counsel reasonably satisfactory to such Covered Person. After notice from the Company to such Covered Person of the Company's election to assume the defense thereof, the Company will not be liable for expenses subsequently incurred by such Covered Person in connection with the defense thereof. The Company will not consent to entry of any judgment or enter into any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Covered Person of a release from all liability in respect to such Claim, or (ii) which requires any action (or inaction) by the Covered Person other than the payment of money.

ARTICLE IX
BOOKS AND RECORDS, REPORTS, TAX ACCOUNTING, BANKING

9.1   Books and Records. The Manager, at the Company's expense, shall keep or cause to be kept adequate books and records for the Company, which contain an accurate account of all business transactions arising out of and in connection with the Company's conduct, required by the Act. Upon the written request of any Member, such Member or its designated representative shall have the right, at any reasonable time, to have access to and may inspect and copy the contents of such books or records. The cost of such inspection and copying shall be borne by the requesting Member. Additionally, at the Company's expense, the Manager shall maintain or cause to be maintained the following records:

(a)   An alphabetical list of the full name and last known business, residence, or mailing address of each Member, both past and present;

(b)   A copy of the stamped Articles of Organization for the Company, and all certificates of amendment thereto, together with a copy of all signed powers of attorney pursuant to which any record has been signed;

(c)   Copies of the Company's currently effective Operating and Management Agreement and all amendments thereto, copies of any prior Agreements no longer in effect, and copies of any writings permitted or required with respect to any Member's obligation to contribute cash, property, or services;

(d)   Copies of the Company's Federal, state, and local income tax returns and reports for the six (6) most recent years;

(e)   Copies of financial statements of the Company, if any, for the six (6) most recent years;

(f)   Minutes of every meeting of the Members and the Manager;

(g)   Any written consents or approvals obtained from Members for actions taken by the Manager;

(h)   Any written consents or approvals obtained from Members for actions taken by Members without a meeting; and

(i)   An informational list for annual filing pursuant to Section 86.263 of the Act.

9.2   Tax Matters.

(a)   The Managers, Members and Unit Holders intend that the Company shall be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. The Members and Unit Holders shall not take any action inconsistent with this expressed intent. The Tax Matters Partner shall take no action to cause the Company to elect to be taxed as a corporation pursuant to Regulations §301.7701-3(a) or any counterpart under state law. Each Manager, each Member and each Unit Holder agrees not to make any election for the Company to be excluded from the application of the provisions of Subchapter K of the Code.

(b)   The Manager shall cause the accountants for the Company to prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Manager shall instruct the Company's accountants to prepare and deliver all necessary tax documents and information to each Member and Unit Holder within a reasonable period following the end of each Fiscal Year.

(c)   The Manager shall be the (I) "Tax Matters Partner" pursuant to Code Section 6231(a)(7) and any comparable provision of state or local tax law, and (II) the "partnership representative" of the Company for purposes of the partnership tax audit rules (as set forth in Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax laws (the "Partnership Tax Audit Rules")) (the "Tax Matters Partner").

(i)   Each Member shall execute, certify, acknowledge, deliver, swear to, file and record all documents necessary or appropriate to evidence its approval of this designation. In each case, the Manager is authorized to (A) represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by all tax authorities, including resulting administrative and judicial proceedings, (B) make any tax elections or take any actions whatsoever it may choose, including but not limited to elections that are available under the provisions of the Code (and applicable Treasury Regulations) referenced in the first sentence of this Section 9.2(c), and (C) expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and the Manager and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

(ii)   In addition, (A) the Manager is hereby authorized to (I) designate any other Person selected by the Manager as the "partnership representative" under the Partnership Tax Audit rules, and (II) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to Treasury Regulations or other guidance to ratify the designation, pursuant to this Section 9.2(c), of the Manager (or any Person selected by the Manager) as the "partnership representative" under the Partnership Tax Audit Rules; and (B) each Member agrees to take such other actions as may be requested by the Manager to ratify or confirm any such designation pursuant to this Section 9.2(c).

(d)   The Tax Matters Partner may, with respect to the Company, make the election provided under Code §754 of the Code and any corresponding provision of applicable state law.

(e)   Each Member and Unit Holder covenants (i) to timely file all tax returns required to be filed by such Person pursuant to the laws of each applicable Taxing Jurisdiction, and (ii) with respect to each such filing, to report all Company items on such Person's income tax return in a manner consistent with the tax return of the Company. However, if a Member or Unit Holder reports a Company item on such Person's income tax return in a manner inconsistent with the tax return of the Company, then such Person shall notify the Manager and the other Members and Unit Holders of such treatment before filing such Person's income tax return. If a Member or Unit Holder engages in any such inconsistent reporting, then such Person shall be liable to the Company, and each Member and Unit Holder for any expenses, including professionals' fees, tax, interest, penalties, or litigation costs, that may arise as a consequence of such inconsistent reporting, such as an audit by a Taxing Jurisdiction. The obligations of any Member or Unit Holder set forth in this Section 9.2(e) shall apply on a flow through basis and apply to the ultimate beneficial owners of Units.

9.3   Bank Accounts. All funds of the Company shall be deposited in the name of the Company in an account or accounts maintained with such bank or banks selected by the Manager. The funds of the Company shall not be commingled with the funds of any other entity. Checks shall be drawn upon the

Company account or accounts only for the purposes of the Company and shall be signed by authorized Persons on behalf of the Company.

ARTICLE X
TRANSFERABILITY

10.1   Series B Transfers. No Series B Member shall be authorized to Transfer all or a portion of such Series B Member's Units unless the Transfer constitutes a Permitted Transfer. Without limiting the foregoing, no Series B Member shall create or suffer to exist any Lien upon, in, or in respect of all or any part of any of such Series B Member's Units without the consent of a Majority-In-Interest of the Members.

10.2   Series A Transfers.   The sale, transfer or other disposition of the Series A Units cannot be made unless such sale, transfer or other disposition is made in compliance with one of the federal exemptions that permit the transfer of restricted securities and in compliance with appropriate state securities laws.

ARTICLE XI
DISSOLUTION AND TERMINATION

11.1   Dissolution.   The Company shall be dissolved upon the first to occur of any of the following events:

(a)   The sole and unfettered determination of a Majority-In-Interest of the Members;

(b)   The entry of a decree of judicial dissolution under Section 86.490 *et seq.* of the Act; or

(c)   The sale, exchange, or other disposition of all or substantially all the assets of the Company.

The Company shall not be dissolved upon the occurrence of a Withdrawal Event with respect to a Member unless there is no remaining Class B Member.

11.2   Liquidation, Winding Up and Distribution of Assets. The Manager shall, upon dissolution of the Company, proceed to liquidate the Company's assets and properties, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company's assets, to the extent sufficient therefor, shall be applied and distributed as follows:

(a)   First, to the payment of debts and liabilities (other than debts and liabilities owing to the Members) or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities;

(b)   Second, to the payment of any accrued interest owing on any other debts and liabilities owing to Members in proportion to the amount due and owing to each Member;

(c)   Third, to the payment of outstanding principal amounts owing on any other debts and liabilities owing to Members in proportion to the amount due and owing to each Member; and

(d)   Fourth, to the Members, in the same proportion to each Member as such

Member's Contribution Account bears to the aggregate total of Contribution Accounts of all Members, until each Member has received cumulative distributions pursuant to this Section 11.2(d), in an amount equal to such Member's Contribution Account as of the date immediately prior to the making of such distributions; and

(e)   Thereafter, in accordance with the positive balance of each Member's Capital Account as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs, including any Capital Account adjustments associated with the allocation of Profits and Losses with respect to any sale, transfer or other taxable disposition of any Company property. Any such distributions to the Members in respect of their Capital Accounts shall be made within the time requirements of Regulations § 1.704-1(b)(2)(ii)(b)(2). If for any reason the amount distributable pursuant to this Section 11.2(e) shall be more than or less than the sum of all the positive balances of the Members' Capital Accounts, the proceeds distributable pursuant to this Section 12.2(e) shall be distributed among the Members in accordance with the ratio by which the positive Capital Account balance of each Member bears to the sum of all positive Capital Account balances. Distributions required by this Section 11.2(e) may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company. In such case, the assets of such trust shall be distributed to the Members from time to time, in the discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

11.3   Deficit Capital Accounts. No Member shall have any obligation to contribute or advance any funds or other property to the Company by reason of any negative or deficit balance in such Member's Capital Account during or upon completion of winding up or at any other time except to the extent that a deficit balance is directly attributable to a distribution of cash or other property in violation of this Agreement.

11.4   Articles of Dissolution. At such time as all of the debts, liabilities and obligations of the Company have been paid, discharged or otherwise provided for, the Members shall cause "Articles of Dissolution" to be executed and filed with the Nevada Secretary of State in accordance with the Act.

11.5   Return of Contribution Non-Recourse to Other Members. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against the Managers or any other Member.

11.6   In Kind Distributions. A Member shall have no right to demand and receive any distribution from the Company in any form other than cash. However, a Member may be compelled to accept a distribution of an asset in kind if the Company is unable to dispose of all of its assets for cash.

11.7   Inclusion of Unit Holder. Except as otherwise provided herein, the term "Member" for purposes of this Article XII shall include a Unit Holder.

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1   Notices. Except as otherwise provided herein, any notice, demand, or communication required or permitted to be given to a Member or Manager by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) delivered personally to the Member or Manager, (b) sent by facsimile or electronic mail transmission, or (c) sent by registered or certified mail, postage prepaid, addressed to the Member's address as registered with the Manager, or the Manager's address on file with the Company. Except as otherwise provided herein, any such notice shall be deemed to be given on the date on which the same was personally delivered, on the date on which the notice was transmitted by facsimile or electronic mail transmission if confirmation thereof is obtained or, if sent by registered or certified mail, on the third (3rd) day after such notice was deposited in the United States mail addressed as aforesaid.

      12.2   Governing Law. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Nevada without regard for conflict of laws rules.

      12.3   Entire Agreement; Amendments. This Agreement (together with any Exhibits referenced herein and attached hereto) constitute the entire agreement between the Company, the Members, the Unit Holders and the Manager concerning the matters set forth herein, and this Agreement may not be amended except by both (i) Majority-In-Interest of the Members, and (ii) Agreement of all Class A Members whose rights or obligations hereunder would be affected by such amendment. Notwithstanding the foregoing, the Manager shall be authorized to make any amendments to this Agreement which, in the opinion of counsel to the Company: (1) are necessary to maintain the status of the Company as a limited liability company for federal and state income tax purposes; (2) are reasonable and necessary to affect the intent of this Agreement; and (3) are reasonable and necessary to effect favorable tax treatment of the Company and its Members.

      12.4   Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

      12.5   Jurisdiction. Any claim or dispute arising out of, connected with, or in any way related to this Agreement shall be instituted by the complaining party and adjudicated in a court of competent jurisdiction located in Mesa, Arizona. Each party hereto agrees that this Agreement is made in Mesa, Arizona and irrevocably submits to the exclusive jurisdiction of the federal and state courts located in Mesa, Arizona for the purposes of any action or proceeding arising out of or relating to this Agreement. Each party hereby consents to such jurisdiction and agrees that venue shall lie in the federal and state courts in Mesa, Arizona with respect to any claim or cause of action arising under or relating to this Agreement. Each party hereby waives any objection based on *forum non conveniens* and waives any objection to venue of any action instituted hereunder. If any legal action or any arbitration or other proceeding is brought in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees, accounting fees, and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      12.6   Equitable Relief. Notwithstanding anything else set forth in this Section 12, in the event that a party breaches this Agreement, any non-breaching party may apply to a court of competent jurisdiction for emergency equitable relief (which may include an injunction, declaratory judgment and/ or specific performance).

      12.7   Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

12.8 <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable and the remaining provisions of this Agreement will remain in full force and effect.

12.9 <u>Heirs, Successors, and Assigns</u>. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement and by applicable law, their respective heirs, legal representatives, successors, and assigns.

12.10 <u>Creditors and Other Third Parties</u>. None of the provisions of this Agreement shall be for the benefit of, or enforceable, by any creditors of the Company or any other third parties.

12.11 <u>Section, Other References</u>. Except to the extent provided, references to the terms "Section," "Schedule," "Exhibit," or "Appendix" mean to the corresponding Sections, Schedules, Exhibits, or Appendices attached to or referred to in this Agreement. Any reference to an Exhibit to this Agreement contained herein shall be deemed to include any Schedule(s) to such Exhibit. Each Appendix, Exhibit and Schedule referred to in this Agreement is hereby incorporated by reference in this Agreement as if such Appendix, Exhibit or Schedule were set out in full in the text of this Agreement.

12.12 <u>Authority to Adopt Agreement</u>. By execution hereof (or by execution of the document of which this Agreement forms an Exhibit), each Member represents and covenants as follows:

(a) The Member has full legal right, power, and authority to deliver this Agreement and to perform the Member's obligations hereunder;

(b) This Agreement constitutes the legal, valid, and binding obligation of the Member enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy and other laws of general application relating to creditors' rights or general principles of equity;

(c) This Agreement does not violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under any other agreement of which the Member is a party; and

(d) The Member's investment in Units in the Company is made for the Member's own account for investment purposes only and not with a view to the resale or distribution of such Units.

12.13 <u>Leveraging</u>. No Member or Unit Holder is permitted to leverage such Member's or Unit Holder's Units for any purpose unless otherwise approved by the Manager, except as expressly provided herein.

12.14 <u>Preparation of Document</u>. This Agreement shall be construed as if drafted jointly by the Members, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

12.15 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts each of which shall for all purposes be deemed an original and all of such counterparts, taken together, shall constitute one and the same Agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or .PDF delivered via email will constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.

12.16 <u>Waiver</u>. The due performance or observance by the parties hereto of their respective obligations under this Agreement shall not be waived, and the rights and remedies of the parties hereunder shall not be affected, by any course of dealing or performance or by any delay or failure of any party in exercising any such right or remedy. The due performance or observance by a party of any of its obligations under this Agreement may be waived only by a writing signed by the party against whom enforcement of such waiver is sought, and any such waiver shall be effective only to the extent specifically set forth in such writing.

12.17   Inclusion of Unit Holders. For purposes of this Article XII, except for voting purposes, the term "Member" shall also include a Unit Holder.

[Signature Page Follows]

SIGNATURE PAGE
TO
OPERATING and MANAGEMENT AGREEMENT OF WORLD TREE COP USA, LLC

By execution below, each of the undersigned agrees to the terms and provisions of this Operating and Management Agreement of World Tree COP USA, LLC.

MEMBER:

WORLD TREE TECHNOLOGIES, INC.

By:________________________________

Name:Wendy Burton

Title: President

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

By:________________________________

Name:Wendy Burton

Title: President

COMPANY:

WORLD TREE COP USA, LLC.

By:________________________________

Name: World Tree Technologies, Inc.

Title: Manager

APPENDIX 1

SPECIAL TAX AND ACCOUNTING PROVISIONS

A1.   Accounting Definitions. The following terms, which are used predominantly in this Appendix 1, shall have the meanings set forth below for all purposes under this Agreement.

"Adjusted Capital Account Balance" means, with respect to any Member, the balance of such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Regulations § 1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations § 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in clauses (4), (5) and (6) of § 1.704-1(b)(2)(ii)(d) of the Regulations.

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of § 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Adjustment Date" means the date on which any of the following occurs: (i) the acquisition of additional Units in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member or Unit Holder of more than a de minimis amount of cash or property as consideration for Units in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Manager, to reflect the relative economic interests of the Members or Unit Holders in the Company; (iii) the liquidation of the Company for federal income tax purposes pursuant to Regulations § 1.704-1(b)(2)(ii)(g); or (iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member or Unit Holder acting in a Member capacity, or by a new Member or Unit Holder acting in a Member capacity or in anticipation of being a Member.

"Capital Account" means, with respect to any Member or other owner of Units in the Company, the Capital Account maintained for such Person in accordance with the following provisions:

(a)   To each such Person's Capital Account there shall be credited the amount of money and the initial Gross Asset Value of such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Sections A2 and A3 hereof, and the amount of any Company liabilities assumed by such Person, as described in Regulations § 1.704-1(b)(2)(iv)(c);

(b)   To each such Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Person pursuant to any provision of this Agreement as determined by the Manager, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Sections A2 and A3 hereof, and the amount of any liabilities of such Person assumed by the Company, as described in Regulations § 1.704-1(b)(2)(iv)(c);

(c)   In the event any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units;

(d)   Code § 752(c) shall be applied in determining the amount of any liabilities taken into account for purposes of this definition of "Capital Account";

(e)   The Capital Accounts of all Members and Unit Holders shall also be increased or decreased immediately prior to any Adjustment Date to reflect the aggregate net increase or decrease in Gross Asset Values made pursuant to subparagraph (b) of the definition of Gross Asset Value as if the upward or downward change in the Gross Asset Value arising from such adjustment had been income or loss, respectively, and allocated among the Members and Unit Holders pursuant to Sections 6.1 and 6.2 and

(f)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with §§ 1.704-1(b) and 1.704-2 of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. The Manager may modify the manner of computing the Capital Accounts or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Member) in order to comply with such Regulations, provided that any such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 12.2 upon the dissolution of the Company. Without limiting the generality of the preceding sentence, upon approval by the Manager, the Company shall make any adjustments that are necessary or appropriate to maintain equality between the aggregate sum of the Capital Accounts and the amount of capital reflected on the balance sheet of the Company, as determined for book purposes in accordance with § 1.704-1(b)(2)(iv)(g) of the Regulations. Upon approval by the Manager, the Company shall also make any appropriate modifications if unanticipated events (for example, the availability of investment tax credits) might otherwise cause this Agreement not to comply with Regulations § 1.704-1(b).

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" under Regulations § 1.704-2(d) of the Regulations.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Fiscal Year, Depreciation shall be determined with reference to the asset's Gross Asset Value at the beginning of such year using any reasonable method selected by the Manager.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value for any asset (other than money) contributed by a Member to the Company shall be as determined by the Manager and the contributing Member;

(b)   The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager as of the following times: (i) the acquisition of additional Units in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for Units in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Manager, to reflect the relative economic interests of the Members in the Company; (iii) the liquidation of the Company for federal income tax purposes pursuant to Regulations § 1.704-1(b)(2)(ii)(g); or (iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member;

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal its gross fair market value on the date of distribution;

(d)   The Gross Asset Value of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m) and Section A2(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" under § 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" has the same meaning as the term "partner nonrecourse debt minimum gain" under § 1.704-2(i)(2) of the Regulations and shall be determined in accordance with § 1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" under Regulations § 1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Fiscal Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year over the aggregate amount of any distributions during such Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with § 1.704-2(i)(2) of the Regulations.

"Nonrecourse Debt" or "Nonrecourse Liability" has the same meaning as the term "nonrecourse liability" under § 1.704-2(b)(3) of the Regulations.

"Nonrecourse Deductions" has the meaning set forth in § 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a Company Fiscal Year equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined according to the provisions of § 1.704-2(c) of the Regulations.

"Profits" or "Losses" means, for each Fiscal Year or other period, the taxable income or taxable loss of the Company as determined under Code § 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1)) with the following adjustments:

(a)   All items of gain or loss resulting from the sale of any Company property shall be computed by reference to the Gross Asset Value of such property notwithstanding that the adjusted tax basis differs from its Gross Asset Value thereof;

(b)   Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(c)   Any expenditures of the Company that are described in Code § 705(a)(2)(B), or treated as such pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be included in the determination of Profits or Losses;

(d)   If the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of "Gross Asset Value" set forth in this Appendix 1, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Section A2 hereof;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term in this Appendix 1, and

(f)   Notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Section A2 or A3 hereof shall not be taken into account in computing Profits or Losses.

A2.   Special Allocations. The allocation of Profits and Losses for each Fiscal Year shall be subject to the following special allocations in the order set forth below:

(a)   Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for any Fiscal Year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Regulations § 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Regulations § 1.704-2(f)(6). Any special allocation of items of Company income and gain pursuant to this Section A2(a) shall be made before any other allocation of items under this Appendix 1. This Section A2(a) is intended to comply with the "minimum gain chargeback" requirement in Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease during a Fiscal Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member

Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Regulations § 1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations § 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Section A2(b) for a Fiscal Year shall be made before any other allocation of Company items under this Appendix 1, except only for special allocations required under Section A2(a) hereof. The items to be so allocated shall be determined in accordance with Regulations § 1.704-2(i)(4). This Section A2(b) is intended to comply with the provisions of Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member receives any adjustments, allocations, or distributions described in clauses (4), (5) or (6) of Regulations § 1.704-1(b)(2)(ii)(d), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by such Regulation, any deficit in such Member's Adjusted Capital Account Balance, such balance to be determined after all other allocations provided for under this Appendix 1 have been tentatively made as if this Section A2(c) were not in this Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount (if any) such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of §§ 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Appendix 1 have been made as if Section A2(c) hereof and this Section A2(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members in accordance with their Percentage Interests.

(f)   Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated, in accordance with Regulations § 1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable.

(g)   Code § 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code § 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(h)   Syndication Expenses. Any syndication expenses which must be deducted from each Member's Capital Account in accordance with Regulation § 1.704-1(b)(2)(iv)(i)(2) in the year paid shall be allocated pro rata to the Members based on their Percentage Interests. If Members are admitted to the Company on different dates, all syndication expenses shall be divided among the Members from time to time so that, to the extent possible, the cumulative syndication expenses allocated pursuant to this

Section A.2(h) with respect to each Unit is the same amount. In the event the Manager shall determine that such result is not likely to be achieved through future allocations of syndication expenses, the Manager may allocate a portion of Profits or Losses so as to achieve the same effect on the Capital Accounts of the Members, notwithstanding any other provision of this Agreement.

A3. Curative Allocations. The allocations set forth in subsections (a) through (h) of Section A2 hereof ("Regulatory Allocations") are intended to comply with certain requirements of Regulations §§ 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Appendix 1 (other than the Regulatory Allocations and the next two (2) following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Section A3 only if (and to the extent) that: (a) the Manager reasonably determines that such Regulatory Allocations are not likely to be offset by subsequent allocations under Section A2(a) or Section A2(b) hereof, and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member Nonrecourse Deductions). The Manager shall apply the provisions of this Section A3, and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

A4. General Allocation Rules. For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method permissible under Code § 706 and the Regulations thereunder. For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations § 1.752-3(a)(3), their respective interests in Member profits shall be in the same proportions as their Percentage Interests.

A5. Recharacterization of Fees or Distributions. In the event that a guaranteed payment to a Member is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a distribution for federal income tax purposes, and if such recharacterization has the effect of disallowing a deduction or reducing the adjusted basis of any asset of the Company, then an amount of Company gross income equal to such disallowance or reduction shall be allocated to the recipient of such payment. In the event that a distribution to a Member is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a guaranteed payment for federal income tax purposes, and if any such recharacterization gives rise to a deduction, such deduction shall be allocated to the recipient of the distribution.

A6. Recapture of Deductions and Credits. If any "recapture" of deductions or credits previously claimed by the Company is required under the Code upon the sale or other taxable disposition of any Company property, those recaptured deductions or credits shall, to the extent possible, be allocated to Members, pro rata in the same manner that the deductions and credits giving rise to the recapture items were allocated using the "first-in, first-out" method of accounting; provided, however, that this Section A6 shall only affect the characterization of income allocated among the Members for tax purposes.

EXHIBIT A

**SCHEDULE OF
MEMBERS AND
CAPITAL
CONTRIBUTIONS
(as of the Effective
Date)**

Member	Capital Account	Initial Contribution Account	Voting Series B Units	Voting Series B Unit Percentage Interest
World Tree Technologies, Inc. 550 W. Baseline Road Suite 102-199 Mesa, Arizona 85210 Attn: Angela Nauta	$10,000	$10,000	10,000	100%